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Thompson, Welch, Soroko & Gilbert llp
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SAN RAFAEL, CA  94903
(415) 448-5000

FACSIMILE
RICHARD S. SOROKO	(415) 448-5010
email: rsoroko@TWSGLAW.com

SAN FRANCISCO OFFICE
(415) 262-1200

June 27, 2013

Jennifer Regal, Special Counsel
Karen Ubell, Staff Attorney
Frank Wyman, Staff Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	BioTime, Inc.
Registration Statement on Form S-3
File No. 333-187710

Dear Ms. Regall, Ms. Ubell, and Mr. Wyman

This letter is being submitted on behalf of BioTime, Inc. in response to your letter of April 24, 2013 and our telephone discussion of May 2, 2013 regarding Registration Statement on Form S-3 (333-187710) filed by BioTime on April 3, 2013.

Comment 1.

“1. It appears that the Geron contribution may constitute a business combination. Please provide financial statements that comply with Rule 3-05 of Regulation S-X or tell us why you believe no financial statements are required. Please refer to paragraphs 4-9 of ASC 805-10-55 and tell us the basis for your anticipated accounting treatment.”

The asset contribution transaction completed by Asterias is not an acquisition of a “business” pursuant to Rule 11-01(d) of Regulation S-X, and BioTime is therefore not required to include financial statements related to the transaction in accordance with Rule 3-05 of Regulation S-X.

The stem cell programs to be contributed by Geron were evaluated as to whether there is sufficient continuity of Geron’s stem cell operations prior to the transaction close so that disclosure of prior financial information is material to an understanding of future operations. There was a significant and distinct curtailment of stem cell related activities by Geron.  Geron ceased their stem cell research and development, publicly announcing this in a press release on November 14, 2011, and there has been no resumption of their stem cell programs or operations since then.  In addition, the lease of the cGMP (current Good Manufacturing Practice) compliant facility which housed Geron’s stem cell programs expired and the facility was decommissioned, and Geron sold a majority of its stem cell research equipment to third parties via an auction.

Securities and Exchange Commission
June 27, 2013

The primary assets being acquired by Asterias consist of intellectual property, primarily patents and patent applications, none of which have yet been used by Geron to create any commercial products.   The only physical assets being acquired include capital equipment that was not sold at auction and raw materials and cell lines that had been produced for future studies. No employee base, trade names, or customer base is being contributed as part of the transaction.  Asterias is effectively acquiring intellectual property in this transaction.  BioTime also considered the nature of the revenue producing activities and whether such activities will remain the same as before the transaction.  Since all of the assets being acquired are development stage assets, there are currently no revenue producing activities, and Asterias has not yet fully developed the processes which will enable it to develop revenue producing activities.  Additionally, it has not been determined which of the former Geron stem cell programs Asterias will seek to develop or the order of priority in which Asterias will commence its product development efforts.  The choice and prioritization of products for development from the acquired assets, and the cost and developmental time required to develop such products, is not presently determinable due to many factors.  These factors include the unknown functional state of the transferred cells, cell lines and other biological reagents which cannot be determined until they are transferred to Asterias upon completion of the asset contribution.  Asterias plans to complete an analysis of third party competitive and alternative technology that may provide superior processes and methods of manufacturing the cell types assets contributed by Geron, and Asterias and BioTime will need to complete an analysis of products and technologies being developed by BioTime to determine whether any of those products or technologies may enhance or be substituted for any of the acquired Geron cell lines or technologies.  Given the state of development,  Asterias is unsure that the production techniques that were used by Geron will ultimately be those that will be revenue producing for Asterias.

BioTime did review ASC 805-10-55-4 to 55-9 as a basis for determining whether a business has or has not been acquired.

ASC 805-10-55 defines a business as follows: A business is an integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. To be capable of being conducted and managed for the purposes defined, an integrated set of activities and assets requires two essential elements—inputs and processes applied to those inputs, which together are or will be used to create outputs.

Below is a summary of BioTime’s evaluation of the guidance in ASC 805-10-55:

Securities and Exchange Commission
June 27, 2013

ASC 805-10-55-4:

“A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

a.  Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.

b.  Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs.  Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs.  Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.

c.  Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.”

The significant assets contributed by Geron consist almost entirely of intangible assets, in the form of intellectual property relating to stem cells.  Beyond the intangibles to be acquired, Asterias will acquire a limited number of physical assets, which include research equipment and freezers which remained after Geron auctioned substantially all of their operational equipment. No Geron employees will be assumed or acquired as part of the transaction.

Regarding processes, no processes or operations will be acquired consistent with the definition in ASC 805-10-55-4. No organized workforce “having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs” will be acquired.  The asset contribution includes documentation regarding certain manufacturing procedures that would be of use by a stem cell concern, however it is BioTime’s estimation that these would be categorized as inputs rather than processes due to the lack of skilled employees accompanying such documentation, and the efforts necessary to effectively restart and implement such processes, especially in light of the time that has passed since the discontinuation of operations.

BioTime has determined that these assets fall exclusively under the category of inputs, and that no processes or outputs were acquired. While BioTime realizes that outputs are not required to conclude that a business has been acquired, the acquisition of inputs alone generally does not constitute a business.

Securities and Exchange Commission
June 27, 2013

ASC 805-10-55-5:

“To be capable of being conducted and managed for the purposes defined, an integrated set of activities and assets requires two essential elements—inputs and processes applied to those inputs, which together are or will be used to create outputs. However, a business need not include all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes.”

As discussed above, the contemplated acquisition of the stem cell assets is comprised entirely of inputs.  Some inputs could be considered processes with further development.  No outputs have as yet been produced from the acquired inputs, and Asterias will be expending significant efforts in developing ancillary inputs, hiring employees, acquiring additional equipment and facilities and developing processes necessary for the development of its output (commercially viable stem cell products). The Geron assets do not constitute a business and any alternate market participant acquiring these assets would have to undertake substantial development of ancillary inputs and processes to integrate them into a business.

ASC 805-10-55-6:

“The nature of the elements of a business varies by industry and by the structure of an entity’s operations (activities), including the entity’s stage of development. Established businesses often have many different types of inputs, processes, and outputs, whereas new businesses often have few inputs and processes and sometimes only a single output (product). Nearly all businesses also have liabilities, but a business need not have liabilities.”

As described in our discussion under ASC 80-10-55-4, BioTime concluded that only inputs are present as the assets do not include sufficient processes or outputs to constitute a business.  Although the Asset Contribution Agreement indicates that assets and liabilities will be acquired, Asterias will only assume liabilities specifically defined in the Asset Contribution Agreement.  Asterias will not assume trade payables and similar obligations, facility or equipment leases, or liabilities with respect to employees of Geron for severance pay, termination pay, redundancy pay, and accrued vacation, paid time off or similar benefits in connection with the transaction.

ASC 805-10-55-7:

“An integrated set of activities and assets in the development stage might not have outputs. If not, the acquirer should consider other factors to determine whether the set is a business.

Securities and Exchange Commission
June 27, 2013

Those factors include, but are not limited to, whether the set:

a.  Has begun planned principal activities
b.  Has employees, intellectual property, and other inputs and processes that could be applied to those inputs
c.  Is pursuing a plan to produce outputs
d.  Will be able to obtain access to customers that will purchase the outputs.

Not all of those factors need to be present for a particular integrated set of activities and assets in the development stage to qualify as a business.”

At the time the assets are contributed from Geron they will be considered to be in the development stage and will not have yet produced any outputs.  Geron’s stem cell research and clinical programs are essentially dormant, having been discontinued by Geron in November 2011, and Asterias will not begin its principal activities until it evaluates the assets contributed.  No employees are being assigned as part of the transaction.  Intellectual property and other inputs were in development, but as previously described, several factors, including (a) the length of time that has elapsed since the programs were discontinued, (b) the lack of an organized workforce, (c) the lack of equipment and research and production facilities, and (d) the fact that processes that could be applied to those inputs have not been sufficiently developed,  prevent the assets from constituting an “integrated set of activities and assets” even in the development stage.  The ability to obtain customers to purchase outputs is considerably constrained by the fact that no outputs have been produced and by the discontinuation of the programs by Geron over 19 months ago.  Moreover, and perhaps most importantly, the development of therapeutic products, which was the goal of Geron’s stem cell programs, will require substantial additional research and development as well as human clinical trials and ultimately FDA or foreign regulatory approval, which if attained, will largely or entirely be the result of Asterias’ efforts rather than Geron’s.  Geron had only two products in FDA clinical trials, but both were early stage trials involving only a small number of patients.  Asterias has not determined whether to even continue to develop one of those applications (spinal cord therapy).  This analysis is in line with BioTime’s conclusion that the assets acquired do not constitute a business.

ASC 805-10-55-8:

“Determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant. Thus, in evaluating whether a particular set is a business, it is not relevant whether a seller operated the set as a business or whether the acquirer intends to operate the set as a business.”

Based on the discussion in previous sections, BioTime concluded that the assets (intellectual property, a small amount of equipment, with no facilities or personnel) consisting primarily of inputs, lack sufficient activities and processes around them to constitute a business. Geron’s stem cell programs had not yet achieved sufficient conditions to be considered a business under the standards of ASC 805-10-55.  Asterias intends to utilize these acquired assets in a business, but not without substantial further process development using its own facilities, equipment, and personnel.  BioTime believes the Geron assets when combined with Asterias’ future efforts, and Asterias’ own facilities, equipment, and personnel, would constitute a business but could not be considered as such without those items.

Securities and Exchange Commission
June 27, 2013

ASC 805-10-55-9:

“In the absence of evidence to the contrary, a particular set of assets and activities in which goodwill is present shall be presumed to be a business. However, a business need not have goodwill.”

BioTime does not expect that Asterias will acquire goodwill as part of the transaction.  In this regard, Asterias will not acquire the right to use any of Geron’s trade names or trademarks, and Geron has no marketable products that could be a source of goodwill.

Comment 2.

“2. We note that to comply with the Securities Act of 1933, any sale, offering or distribution of securities must be registered or conducted pursuant to a valid exemption. It appears that you are seeking to conduct the following offerings or distributions of BioTime securities pursuant to the Asset Contribution Agreement:

A. The initial offering and sale of the Contribution Shares and Contribution Warrants to Asterias by BioTime;

B. The “at-the-market” resale offering of the Contribution Shares in which Asterias will offer the shares to the public through a registered broker-dealer; and

C. The Contribution Warrants Distribution whereby Asterias will distribute to holders of Asterias Series A Shares the Contribution Warrants.

Your registration statement covers the offering and sale contemplated by Item A above. We do not believe it is appropriate to register an offering that began privately such as the transaction contemplated by Item A. Further, Form S-3, as compared to Form S-4, does not permit the registration of the subsequent distributions contemplated by Items B and C by virtue of registering the Item A offering since the Item A offering has not yet occurred and thus the securities to be offered pursuant to Item B and C are not yet outstanding. It is, therefore, premature to register the transactions contemplated in Items B and C above. Accordingly, please withdraw your registration statement and register the offerings contemplated by Items B and C at such time as the securities are outstanding and held by Asterias.

Securities and Exchange Commission
June 27, 2013

The primary purpose of the BioTime S-3 is to register the distribution of the Contribution Warrants and underlying BioTime common shares described in the prospectus and referenced as transaction “C” in your comment letter, together with the resale by Asterias of the Contribution Shares issued to Asterias referenced as transaction “B” in your comment letter.  Pursuant to the Asset Contribution Agreement described in the prospectus, BioTime will contribute the Contribution Shares and Contribution Warrants to Asterias along with certain other assets and in exchange BioTime will receive shares of Asterias Series B common stock and warrants. Geron will concurrently contribute assets to Asterias and in exchange will receive shares of Asterias Series A common stock which Geron will then distribute on a pro rata basis to its stockholders (the “Series A Distribution”).  Under the Asset Contribution Agreement, Asterias is obligated to cause the distribution of the Contribution Warrants to the holders of its Series A common stock on  a pro rata basis (the “Contribution Warrant Distribution”) as soon as practicable following the Series A Distribution by Geron.

Because the Contribution Warrant Distribution could be viewed as a public distribution, the registration of the Contribution Warrant Distribution, and the common shares issuable upon the exercise of the Contribution Warrants, is a condition to the closing of the transactions under the Asset Contribution Agreement. In view of the fact that Asterias is contractually committed to the Contribution Warrant Distribution, we view the transaction as one integrated offering of Contribution Warrants and the BioTime common shares issuable thereunder by BioTime to holders of Asterias Series A common stock.

We also propose to register the resale of the Contribution Shares that Asterias will acquire from BioTime under the Asset Contribution Agreement, to provide Asterias with a marketable asset that can be sold or leveraged from time to time to obtain additional financing for Asterias’ operations.  In light of the fact that Asterias is a subsidiary of BioTime, and consistent with staff comments on prior resale registrations of BioTime shares held by its subsidiaries, we state in the S-3 that the sale of Contribution Shares by Asterias would be considered a primary “at-the-market” offering by BioTime in which Asterias would be an underwriter.  Since the staff has determined that the offering would be a primary offering by BioTime, registration of the offering on Form S-3 prior to the issuance of the shares would seem proper.

To the extent that the staff views the exchange of the Contribution Shares for assets of BioTime under the Asset Contribution Agreement as a private placement, guidance provided by the staff in a number of Compliance and Disclosure Interpretations (C&DIs) would be applicable. The C&DIs permit the registration of securities, including on Form S-3, prior to the closing of a privately negotiated transaction where the registration is a condition of closing, including where the purchaser of shares of a publicly traded company through a private placement desires to obtain liquidity through receipt of shares that have been registered for resale rather than receiving restricted securities.  See for example 134.01 and 134.03. We believe that the C&DI’s provide a basis for registering at this time the Contribution Warrant Distribution, including also the BioTime common shares issuable upon the exercise of the Contribution Warrants, and the resale of the Contribution Shares by Asterias, in view of the fact that (a) the conditions to closing of the transactions contemplated by the Asset Contribution Agreement do not include “market out” type conditions, (b) Asterias will be dividending out the Contribution Warrants to its public stockholders after the closing, and (c) Asterias will be acquiring the Contribution Shares for future financing purposes.

Securities and Exchange Commission
June 27, 2013

The Asset Contribution Agreement also requires the registration of the common shares issuable to Geron in lieu of cash to cover BioTime’s $750,000 expense reimbursement obligation.  The C&DI’s discussed in the preceding paragraph also provide a basis for registering those shares at this time because Geron is requiring liquidity for those shares and the other conditions discussed in the C&DIs, as explained in clauses (a) through (c) of the preceding paragraph, apply to the registration of those shares as well.

Although BioTime could file a separate registration statement on Form S-3 to register the resale of the Contribution Shares after those shares are issued to Asterias, and the common shares issuable to Geron in lieu of cash to cover BioTime is $750,000 expense reimbursement obligation, doing so would not seem to create any additional investor protection since the disclosures in a subsequently filed registration statement would not differ materially from those in the present S-3, except that certain information concerning the pendency and conditions to closing of the transactions under the Asset Contribution Agreement would no longer be germane.

In light of the foregoing, we propose filing an amendment to the S-3 that would include prospectus revisions clarifying that the registration pertains to the Contribution Warrant Distribution and the common shares issuable upon the exercise of the Contribution Warrants, the “at-the-market” sale of the Contribution Shares by Asterias, and the potential resale of shares by Geron.  A proposed revised prospectus cover page is included for your reference, and we would make other corresponding revisions in the prospectus, including the Summary.

Comment 3

“3. Please advise us as to the application of the Securities Act of 1933 with respect to each of the offerings or distributions listed in Items B and C above. Your analysis should include how you intend to register the transactions and to whom and when you intend to deliver a prospectus. Alternatively, if you believe there is a valid exemption from the Securities Act of 1933, please advise us of the exemption you will rely upon to conduct each privately without registration.”

You have asked us to explain the application of the Securities Act of 1933 to the offerings of securities described in B and C of your letter.  We have discussed the registration of the Contribution Warrant Distribution, and the common shares issuable upon the exercise of the Contribution Warrants, and the Contribution Shares above in response to Comment 2.  The prospectus included in the S-3 will be delivered to Asterias shareholders entitled to receive Contribution Warrants in the Contribution Warrant Distribution.  The delivery of the prospectus would precede or accompany delivery of the certificates evidencing the Contribution Warrants.

Similarly, a prospectus would be delivered (directly or pursuant to Rule 172) to each purchaser of Contribution Shares from Asterias and each purchaser of common shares from Geron.

Securities and Exchange Commission
June 27, 2013

Comment 4

“Incorporation of Certain Information by Reference, page 63
4. Please revise your disclosure to incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your fiscal year 2012.”
BioTime will amend the information included under Incorporation of Certain Information by Reference to reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2012, excluding information that is “furnished” but not filed.
Please direct all correspondence and communications with respect to the Registration Statement to the undersigned.

Very truly yours,

s/Richard S. Soroko
Richard S. Soroko

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated June ___, 2013

PROSPECTUS

BIOTIME, INC.
11,463,464 Common Shares
8,000,000 Warrants
8,000,000 Common Shares Issuable Upon the Exercise of Warrants

This prospectus relates to 8,000,000 warrants to purchase our common shares (the “Contribution Warrants”) to be distributed by Asterias Biotherapeutics, Inc. (“Asterias”) to the holders of its Series A common stock following our issuance of the Contribution Warrants to Asterias pursuant to an Asset Contribution Agreement that we and Asterias have entered into with Geron Corporation (“Geron”).  See “THE ASSET CONTRIBUTION AGREEMENT” and “PLAN OF DISTRIBUTION.”  This prospectus also relates to the 8,000,000 common shares issuable upon the exercise of the Contribution Warrants.

In addition, this prospectus relates to common shares that either Asterias or Geron, as the case may be, may offer for resale after acquiring the common shares from us under the Asset Contribution Agreement.  Under the Asset Contribution Agreement we have agreed to issue to Asterias at least 8,902,077 common shares (the “Contribution Shares”) and we may elect to issue 2,561,387 additional common shares, a portion of which we may issue to Asterias and a portion of which we may elect to issue to Geron.  We do not expect to issue more than 187,500 common shares to Geron.  See “THE ASSET CONTRIBUTION AGREEMENT.”

All of the net proceeds from the sale of common shares by Asterias will belong to Asterias, and all of the net proceeds from the sale of common shares by Geron will belong to Geron, and not to us.  See “Use of Proceeds” on page __.

The offering of common shares by Asterias through this prospectus will be deemed a primary “at-the market” offering by BioTime in which Asterias, as a statutory “underwriter” as defined in the Securities Act of 1933, as amended (the “Securities Act”), will offer those shares to the public through a registered broker-dealer.

Our common shares are quoted on the NYSE MKT under the symbol BTX.  The closing price of our common shares on the NYSE MKT on June __, 2013 was $__.  We plan to apply to list the Contribution Warrants on the NYSE MKT under the trading symbol _____.  There was previously no public market for the Contribution Warrants.

These securities involve a high degree of risk and should be purchased only by persons who can afford the loss of their entire investment.  See ‘‘Risk Factors’’ on page __.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is _______, 2013